May 17, 2024

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:    Austin Stanton
    Lulu Cheng

Re:     Greenidge Generation Holdings Inc. (“Greenidge” or the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed April 10. 2024
File No. 333-278600

Dear Mr. Stanton and Ms. Cheng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 17, 2024 (the “Staff Letter”), addressed to Jordan Kovler, the Chief Executive Officer of the Company, and a comment of the Staff received by the undersigned by phone call on May 17, 2024, with regard to the above referenced matter. We have reviewed the Staff Letter and additional telephonic comment and provide the following responses. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Form S-3 Filed April 10, 2024

Selling Stockholder, page 8

1.We note your response to prior comment 1 and your belief that none of the Selling Stockholder or any of its affiliates is a broker-dealer. Please confirm and identify whether the Selling Stockholder is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of securities being offered by a broker-dealer must identify the broker-dealer as an underwriter if the securities were not issued as underwriting compensation. If the Selling Stockholder is an affiliate of a broker-dealer, your prospectus must state, if true, that:
othe Selling Stockholder purchased the shares being registered for resale in the ordinary course of business; and
oat the time of the purchase, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If you are unable to make these representations, please disclose that the Selling Stockholder is an underwriter.

The Company acknowledges the Staff’s comments and supplementally informs the Staff that the Selling Stockholder is not a broker or dealer and is not an affiliate of a broker or dealer. In addition, the Company respectfully directs the Staff to the following disclosure on page 21 of the Registration Statement wherein it disclosed that the “Selling Stockholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.”

Documents Incorporated By Reference, page 23

3.We note your response to prior comment 3. In future filings, please further revise your breakeven analysis to clarify whether, and if so, how the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

The Company acknowledges the Staff’s comment and will revise its breakeven analysis disclosure accordingly in future filings.

*    *    *    *

The Staff is invited to contact the undersigned with any comments or questions it may have at (603) 531-8659.

Sincerely,

/s/ Christian Mulvihill

Christian Mulvihill
Chief Financial Officer, Greenidge Generation Holdings Inc.

cc:    Jordan Kovler, Chief Executive Officer, Greenidge Generation Holdings Inc.